VANC Pharmaceuticals Inc.

(the “Company”)

Form 51-102F6V

STATEMENT OF EXECUTIVE COMPENSATION – VENTURE ISSUERS

(for the year December 31, 2016 (1))

GENERAL

For the purpose of this Statement of Executive Compensation:

“Company” means VANC Pharmaceuticals Inc.;

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the company or any of its subsidiaries;

“external management company” includes a subsidiary, affiliate or associate of the external management company;

“named executive officer” or “NEO” means each of the following individuals:

(a) each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief executive officer (“CEO”), including an individual performing functions similar to a CEO;

(b) each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief financial officer (“CFO”), including an individual performing functions similar to a CFO;

(c) in respect of the company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5), for that financial year;

(d) each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the company, and was not acting in a similar capacity, at the end of that financial year;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons;

“underlying securities” means any securities issuable on conversion, exchange or exercise of compensation securities.

DIRECTOR AND NEO COMPENSATION

Director and NEO compensation, excluding options and compensation securities

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company or its subsidiary, to each NEO and director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or a director of the Company for services provided and for services to be provided, directly or indirectly, to the Company or its subsidiary.

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Sukhwinder (Bob) Rai(1) CEO and Director	2016	NIL	NIL	NIL	NIL	NIL	NIL
	Stub-2015(2)	N/A	N/A	N/A	N/A	N/A	N/A
	2015(3)	N/A	N/A	N/A	N/A	N/A	N/A
Arun Nayyar(4) Former CEO and Director	2016	$198,100	NIL	NIL	NIL	NIL	$198,100
	Stub-2015(2)	$100,000(5)	NIL	NIL	NIL	NIL	$100,000
	2015(3)	$114,667(5)	NIL	NIL	NIL	NIL	$114,667
Eugene Beukman(6) Former CFO and Director	2016	$50,085	NIL	NIL	NIL	NIL	$50,085
	Stub-2015(2)	$18,000(7)	NIL	NIL	NIL	NIL	$18,000
	2015(3)	$24,000(7)	NIL	NIL	NIL	NIL	$24,000
David Hall(8) Director	2016	NIL	NIL	NIL	NIL	NIL	NIL
	Stub-2015(2)	N/A	N/A	N/A	N/A	N/A	N/A
	2015(3)	N/A	N/A	N/A	N/A	N/A	N/A
Amandeep Parmar(9) Former CFO	2016	N/A	N/A	N/A	N/A	N/A	N/A
	Stub-2015(2)	$33,334(10)	NIL	NIL	NIL	NIL	$33,334
	2015(3)	$34,999(10)	NIL	NIL	NIL	NIL	$34,999

NOTE:

(1)Mr. Rai was appointed Chief Executive Officer of the Company on January 27, 2017.

(2)The Company changed its fiscal year from June 30 to December 31.  The stub period for this report is from July 1, 2015 to December 31, 2015 (6 months).

(3)The Company changed its fiscal year from June 30 to December 31.  The period for this report is from July 1, 2014 to June 30, 2015.

(4)Mr. Nayyar was Chief Executive Officer of the Company from November 22, 2013 to January 27, 2017 and director of the Company from December 3, 2014 to May 31, 2017.

(5)Mr. Nayyar received fees for a salary only.

(6)Mr. Beukman was Chief Financial Officer of the Company on December 23, 2015 to May 18, 2017 and director of the Company from November 14, 2012 to May 31, 2017.

(7)Mr. Beukman received fees for consulting services only.

(8)Mr. Hall was appointed Director on January 20, 2016.

(9)Mr. Parmar was Chief Financial Officer and director of the Company from December 3, 2014 to December 23, 2015.

(10)Mr. Parmar received fees for a salary only.

External Management Companies

Pender Street Corporate Consulting Ltd. (“PSCC”) is a private company wholly-owned by Eugene Beukman, President, Corporate Secretary and a director of the Company.

Pursuant to an agreement dated for reference May 1, 2014, amended May 1, 2015, the Company entered into a management agreement (the “Management Contract”) with PSCC of Suite 1128 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2, and provides management, accounting and administrative services to the Company in accordance with the terms of the Management Contract for a monthly fee of $3,000 ($2,000 prior to May 1, 2015) plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company.  PSCC is also entitled to charge a 10% administration fee on all disbursements actually paid by it to a maximum of $200 per disbursement, and to charge interest of 2% on all disbursements not reimbursed within thirty (30) days.  The Management Contract is for an initial term of twelve (12) months, to be automatically renewed for further twelve (12) month periods unless ninety (90) days’ notice of non-renewal has been given.  The Management Contract can be terminated by either party on ninety (90) days’ written notice.  It can also be terminated by the Company for cause without prior notice or upon the mutual consent in writing of both parties.  If there is a take-over or change of control of the Company resulting in the termination of the Management Contract, the Company is to pay PSCC an amount equal to four (4) months of fees.

During the most recent completed financial period ended December 31, 2016, the Company paid or accrued $50,085 in management and secretarial services.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each director and NEO by the Company or any subsidiary thereof in the year ended December 31, 2016 for services provided, or to be provided directly or indirectly, to the Company or any subsidiary thereof:

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price ($)(1)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at December 31, 2016 ($)	Expiry date(1)

Arun Nayyar(2) Former CEO and Director	Stock options	150,000 options underlying 150,000 Common Shares Representing 10.89% of the options outstanding as at Dec 31, 2016	Jan 20, 2016	$1.40(1)	$0.40	$0.22	Jan 20, 2021
Eugene Beukman(3) Former CFO and Director	Stock Options	25,000 options underlying 25,000 Common Shares Representing 1.8% of the options outstanding as at Dec 31, 2016	Jan 20, 2016	$1.40(1)	$0.40	$0.22	Jan 20, 2021
Sukhwinder Bob Rai (4) CEO and Director	Stock Options	25,000 options underlying 25,000 Common Shares Representing 1.8% of the options outstanding as at Dec 31, 2016	Jan 20, 2016	$1.40(1)	$0.40	$0.22	Jan 20, 2021
David Hall(5) Director	Stock Options	100,000 options underlying 100,000 Common Shares Representing 7.2% of the options outstanding as at Dec 31, 2016	Jan 20, 2016	$1.40(1)	$0.40	$0.22	Jan 20, 2021

NOTE:

(1)Company completed a 4:1 consolidation effective November 21, 2016; the number of options granted has accordingly been adjusted (divided by four) and the exercise price has also been adjusted (multiplied by four).  The above noted options have since been cancelled.

(2)Mr. Nayyar was Chief Executive Officer of the Company from November 22, 2013 to January 27, 2017 and director of the Company from December 3, 2014 to May 31, 2017.

(3)Mr. Beukman was Chief Financial Officer of the Company on December 23, 2015 to May 18, 2017 and director of the Company from November 14, 2012 to May 31, 2017.

(4)Mr. Rai was appointed Director on June 5, 2015 and Interim CEO on January 27, 2017.

(5)Mr. Hall was appointed Director on January 20, 2016.

Exercise of Compensation Securities by Directors and NEOs

The following table sets out all exercise of compensation securities by directors and NEOs of the Company or any subsidiary thereof in the year ended December 31, 2016.

Exercise of Compensation Securities by Directors and NEOs
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Arun Nayyar(1) Former CEO and Director	Stock Option	1,200,000	$0.10	Jan 20, 2016	$0.40	$0.30	$360,000
Eugene Beukman(2) Former CFO and Director	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Sukhwinder Bob Rai (3) CEO and Director	NIL	NIL	NIL	NIL	NIL	NIL	NIL
David Hall(4) Director	NIL	NIL	NIL	NIL	NIL	NIL	NIL

NOTE:

(1)Mr. Nayyar was Chief Executive Officer of the Company from November 22, 2013 to January 27, 2017 and director of the Company from December 3, 2014 to May 31, 2017.

(2)Mr. Beukman was Chief Financial Officer of the Company on December 23, 2015 to May 18, 2017 and director of the Company from November 14, 2012 to May 31, 2017.

(3)Mr. Rai was appointed Director on June 5, 2015 and Interim CEO on January 27, 2017.

(4)Mr. Hall was appointed Director on January 20, 2016.

Stock Option Plans and Other Incentive Plans

The Board of Directors of the Company adopted a stock option plan that has an effective date of July 6, 2016 (the “2016 Plan”).  The principal purposes of the Company’s 2016 Plan are to (a) assist the Company in attracting, retaining, and motivating directors, officers and employees of the Company and, (b) to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.

The Plan provides that stock options may be granted to service providers for the Company. The term “service providers” means:

(a)Any full or part-time employee or Officer, or insider of the Company or any of its subsidiaries;

(b)Any other person employed by a company or individual providing management services to the Company;

(c)Any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company or

(d) Any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and

(e) Any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.

For stock options to Employees, Consultants or Management Company Employees, the Company must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be. The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Company or a committee established by the board of directors for that purpose. Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of the Company.  The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)Options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)Under the 2016 Plan, options may be exercisable for a maximum of five years from grant date rather than five years;

(c)Under the 2016 Plan, options to acquire more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period the approval of the disinterested shareholders of the Company;

(d) Options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

(e)Options to acquire no more than an aggregate of 2% of the issued shares of  the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f)Options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(g)Under the 2016 Plan, options held by an option holder who is a director, employee, consultant or management company employee are no longer required to expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h) Under the 2016 Plan, options held by an option holder who is engaged in investor relations activities are no longer required expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i) In the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance or loans to option holders to assist them in exercising their stock options.

The Company’s 2016 Plan reserves for issuance a maximum of 10% of the Company’s Issued and Outstanding shares at the time of grant.  The 2016 Plan was approved by the Company’s shareholders at the Annual General and Special Meeting held on June 22, 2016.

At the Meeting, the Company will be seeking shareholder approval of the New Plan.  See Part 3 – The Business of the Meeting – Approval of the New Stock Option Incentive Plan.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of common shares under the Plan.  As at December 31, 2016, there were 1,376,250 outstanding under the Plan.  There are no stock appreciation rights outstanding and it is currently intended that none be issued.

Employment, Consulting and Management Agreements

Consulting Agreement

Pursuant to an agreement dated for reference December 18, 2014, taking effect on March 1, 2015, the Company entered into an agreement with Mr. Nayyar as the Chief Executive Officer for a monthly fee of $16,667 ($13,333 prior to March 1, 2015) plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company.  See Director and NEO Compensation Table of compensation excluding compensation securities above.  Subsequently, on January 27, 2017, Mr. Nayyar resigned as CEO of the Company.

Pursuant to an agreement dated for reference January 27, 2017 taking effect on January 27, 2017, the Company entered into an agreement with Mr. Rai as the Chief Executive Officer for a monthly fee of $12,500 plus reimbursement of all out-of-pocket expenses incurred on behalf of the Company to a maximum of $1,000 per month, plus $1,000,per month towards the lease of finance, maintenance, and gas expenses of vehicle against receipts, plus $80 per month toward mobile phone expenses.

Termination and Change of Control Benefits

Pursuant to an agreement dated for reference December 18, 2014, taking effect on March 1, 2015, with Mr. Nayyar as the Chief Executive Officer of the Company, Mr. Nayyar may terminate his contract at any time on a minimum of 90 days’ notice to the Company.  The Company may terminate the contact with Mr. Nayyar with cause, at any time without notice: or without cause, at any time with reasonable notice or payment in lieu of notice.  Subsequently, on January 27, 2017, Mr. Nayyar resigned as CEO of the Company; therefore, no amount would be owing to Mr. Nayyar.

Pursuant to an agreement dated for reference January 27, 2017 taking effect on January 27, 2017, the Company entered into an agreement with Mr. Rai as the Chief Executive Officer, Mr. Rai may terminate his contract at any time with a minimum of 4 weeks’ notice to the Company.  The Company may terminate the contract with Mr. Rai with cause, at any time without notice, or without cause, at any time with 15 days’ notice or payment in lieu of notice.  This amount would be the equivalent of no more than $6,000.

There are no other contracts, agreements, plan or arrangements between the Company and its Named Executive Officers that provide for payments to Named Executive Officers at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation or retirement, or as a result of a change in control of the Company or a change in a Named Executive Officer’s responsibilities.

Director Compensation

The Company may, from time to time, grant incentive stock options to purchase common shares to its director.

Oversight and description of director and named executive officer compensation

The primary goal of the Company’s executive compensation program is to attract and retain the key executives necessary for the Company’s long term success, to encourage executives to further the development of the Company and its operations, and to motivate top quality and experienced executives.  The key elements of the executive compensation program are: (i) base salary; (ii) potential annual incentive award; and (iii) incentive stock options.  The directors are of the view that all elements of the total program should be considered, rather than any single element.

The Company’s Board of Directors is responsible for determining all forms of compensation, including long-term incentive in the form of stock options, to be granted to the Chief Executive Officer, or such person acting in capacity of Chief Executive Officer of the Company, the directors and management, and for reviewing the recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position.

The Board of Directors periodically reviews the compensation paid to directors, officers, and management based on such factors as:  i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and the Company’s shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general.

Long-term incentive in the form of options to purchase common shares of the Company are intended to align the interests of the Company’s directors and its executive officers with those of its shareholders, to provide a long term incentive that rewards these individuals for their contribution to the creation of shareholder value, and to reduce the cash compensation the Company would otherwise have to pay.  The Company’s Stock Option plan is administered by the Board of Directors.  In establishing the number of the incentive stock options to be granted to the Named Executive Officers, reference is made to the number of stock options granted to officers of other publicly traded companies that, similar to the Company, are involved in the same industry, as well as those of other publicly traded Canadian companies of a comparable size to that of the Company in respect of assets.  The Board of Directors also considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding common shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of incentive stock option compensation.

Pension disclosure

The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.

Companies Reporting in the United States

The Company has filed a Form 20F with the United States Securities and Exchange Commission.